SPATIALIZER AUDIO LABORATORIES, INC.
2060 EAST AVENIDA DE LOS ARBOLES—SUITE D190
THOUSAND OAKS, CALIFORNIA 91362-1376

March 17, 2009

VIA MESSENGER

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re: Acknowledgement

Dear Ms. Dicker:

In connection with responding to the Staff’s February 18, 2009 comments, please be advised that the Company hereby acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further questions, please let us know.

Very truly yours,

/s/ Jay Gottlieb
Jay Gottlieb, President and Principal Executive Officer

/s/ Greggory Schneider
Greggory Schneider, CFO and Principal Financial Officer